Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

May 26, 2022

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 95 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. Hunter-Ceci:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 5, 2022, with respect to the Amendment and the Trust’s proposed new series, the Gotham 1000 Value ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
1.	Please add the fund’s ticker symbol to the Prospectus and Statement of Additional Information (“SAI”) please also associate the ticker symbol to the Fund’s class identifier.
Response: The Trust confirms it will include the Fund’s ticker symbol in the Fund’s Prospectus and SAI and associate the ticker symbol to the Fund’s class identifier via a SCUPDAT filing.
2.	Please finalize the fee table and example and include them in the response letter via Correspondence.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
3.	Please file the fee waiver agreement as an exhibit as it is a material contract.
Response: The Trust confirms it will file the fee waiver agreement as an exhibit with the Trust’s 485BPOS filing with respect to the Fund.
Fund Summary - Principal Investment Strategies
4.
With respect to the second paragraph under “Principal Investment Strategies,” in the appropriate location, please clarify in plain English what is meant by an absolute and relative basis. For example, relative to prior years, industry peers, or the overall market, and what does absolute mean in this context.

Response: The Trust confirms that it will add disclosure in an appropriate place in the Prospectus to clarify in plain English the use of the terms “absolute” and “relative” basis.

5.
With respect to the first bullet point following the second paragraph under “Principal Investment Strategies,” please clarify that the Sub-Adviser’s coverage universe refers to the 1400 companies listed on U.S. stock exchanges measured by market capitalization, if accurate.

Response: The Trust confirms that it will clarify the first bullet point to reflect that the Sub-Adviser’s coverage universe refers to the 1,400 companies listed on U.S. stock exchanges measured by market capitalization.
6.
With respect to the second bullet point following the second paragraph under “Principal Investment Strategies,” please revise “questionable financial reporting” to avoid implications of financial misconduct, if accurate.

Response: The Trust responds by stating that potential financial misconduct is one reason the Sub-Adviser may exclude a company from the Fund’s portfolio. The Prospectus disclosure has been updated accordingly.
7.
With respect to the third bullet point following the second paragraph under “Principal Investment Strategies,” please clarify that updating the analysis refers to the Sub-Adviser’s judgement of the companies’ analysis if accurate.

Response: The Trust confirms that it will add disclosure to clarify language that updating the analysis refers to the Sub-Adviser’s analysis of the companies.
8.
With respect to the fourth bullet point following the second paragraph under “Principal Investment Strategies,” please delete “long” and clarify that the Fund will be purchasing stocks of companies if accurate.

Response: The Trust confirms that the foregoing revisions have been made to the Prospectus.
9.	In the third paragraph under “Principal Investment Strategies,” please disclose how often the Fund’s portfolio is reallocated.
Response: The Trust confirms that it will add such disclosure to the Prospectus.
Fund Summary — Principal Investment Risks
10.
Please consider revising the Value Style Risk to more clearly address timing issues related to Value Style Investing. For example, if the Adviser should need to sell the stock before the market recognizes the stock’s full value.

Response: The Trust responds by noting that it has revised the “Value Style Risk” disclosure to more clearly address timing issues related to value-style investing.
11.	Please remove or modify “Management Risk”. The sentence is missing some wording.
Response: The Trust responds by revising “Management Risk” to remove the sentence fragment that was inadvertently included.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@torosoinv.com.
Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Toroso Investments, LLC

Appendix A
Completed Fees and Expenses Table and Expense Example
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%
Less Fee Waiver	(0.15)%
Total Annual Fund Operating Expenses After Fee Waiver(2)	0.50%

(1)	Estimated for the current fiscal year.
(2)
The Fund’s investment adviser, Toroso Investments, LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and  distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the “Excluded Expenses”)) to 0.50% of the Fund’s average daily net assets through at least January 31, 2024. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver will be greater than 0.50%. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal ETF Trust (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board.

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The management fee waiver discussed above is reflected only through January 31, 2024. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$51	$177